

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

December 11, 2007

Arthur M. Evans, CFO
Tri-Valley Corporation
4550 California Avenue, Suite 600
Bakersifled, CA 93309

> **Re: Tri-Valley Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed April 2, 2007, Amended August 30, 2007**
> **and November 13, 2007**
> **File No. 001-31852**

Dear Mr. Evans:

We have reviewed your filing and response and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2006

Note 10 – Common Stock and Warrant, page 54

1.   We have reviewed your response to prior comment 2 in our letter dated October 23, 2007, and disagree with your conclusions. We believe that your sale of partial interests in GVPS and GVDC in 2006 should have resulted in gains or losses, as appropriate, and that the purchase of interests in 2007 should have been recorded at fair value. U.S. GAAP requires such accounting unless specific accounting literature specifies otherwise. Please restate your historical financial statements accordingly and amend your Form 10-K for the year ended December 31, 2006,

and Forms 10-Q for the subsequent three quarters. You should also consider whether, given the nature of the restatement, you should modify your disclosures concerning disclosure controls and procedures and internal controls over financial reporting in all of these filings. Your amendments should also incorporate changes for other comments we have issued where you indicated that you would comply in future filings.

Form 10-Q for the quarter ended September 30, 2007

Management's Discussion and Analysis

2.   Expand your discussions to provide greater detail regarding the increases in general and administrative expenses during each quarter. We note that this expense has nearly doubled during the first nine months of 2007 and represents a significant portion of your net losses.

3.   Expand your discussions to explain the business purpose for selling interests of GVPS and GVDC during 2006 but repurchasing portions of those interests during 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sandy Eisen at (202) 551-3864 or Kimberly Calder, Assistant Chief Accountant, at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. You may contact me at (202) 551-3489 with any other questions.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant